SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

PORTUGAL TELECOM, SGPS S.A.

Open Company

Registered Office: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 26,895,375

Registration with the Commercial Registry of Lisbon and

Corporation no. 503 215 058

ADDENDUM TO THE NOTICE

Pursuant to article 378 of the Companies Code and article 23-A, paragraph 2, of the Securities Code, as amended by Decree-Law no. 49/2010, of 19 May 2010, and upon request received from Shareholders entitled therefor – namely the General-Directorate of Treasury and Finance (“Direcção-Geral do Tesouro e Finanças”), Caixa Geral de Depósitos, SA and Parpública, SGPS SA – the following new point is hereby added to the agenda of the General Meeting of Portugal Telecom, SGPS S.A., to be held at the Company’s registered office, located at Avenida Fontes Pereira de Melo, 40, in Lisbon, on 26 July 2011, from 3:00 p.m.:

Second Point: To resolve on the amendment to paragraph 2 of article 20, which considering the revocation of paragraph 2 of article 19 is replaced as follows: “The members of the Executive Committee are chosen by the Board of Directors amongst its members”.

In order to ensure a proper organization of the meeting, the initially sole item is now the first point, the new added point being the second point. Both points may be discussed and voted simultaneously.

Lisbon, 6 July 2011

The Chairman of the Board of the General Meeting of Shareholders,

António Manuel da Rocha e Menezes Cordeiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.